EXHIBIT 99.1

February 10, 2022 | VANCOUVER, BC

Sandstorm Gold Royalties To Release 2021 Fourth Quarter and Annual Results on February 17

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”) (NYSE: SAND, TSX: SSL) will release its 2021 fourth quarter and annual results on Thursday, February 17, 2022 after markets close.

A conference call will be held on Friday, February 18, 2022 starting at 8:30am PST to further discuss the fourth quarter and annual results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688

North American Toll-Free: (+1) 888-390-0546

Conference ID: 16995658

Webcast URL: https://bit.ly/3AlH99g

CONTACT Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm Gold Royalties is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm Gold Royalties has acquired a portfolio of 230 royalties, of which 29 of the underlying mines are producing. Sandstorm Gold Royalties plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.